UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	28 February 2019

Release Number	06/19

Executive Leadership Team

BHP Chief Executive Officer, Andrew Mackenzie, today announced changes to the BHP Executive Leadership Team to reflect BHP’s simplified portfolio and transformation agenda.

Joining the Executive Leadership Team are:

Geraldine Slattery, President Operations Petroleum

Vandita Pant, Chief Commercial Officer

Jonathan Price, Chief Transformation Officer

Laura Tyler, Chief Geoscientist

They join Peter Beaven, Geoff Healy, Mike Henry, Diane Jurgens, Danny Malchuk and Athalie Williams on the Executive Leadership Team.

Geraldine Slattery will lead BHP’s Petroleum business which includes oil and gas interests and development and exploration programs in the US, Australia, Mexico and Canada, effective 18 March 2019. Geraldine has 25 years’ of experience with BHP, most recently as Asset President Conventional and has led a number of teams across the Petroleum business. She brings a strong combination of in- field technical experience and global leadership experience gained in the UK, Australia and the US.

Vandita Pant will assume the position of Chief Commercial Officer from 1 July 2019. Vandita brings strong global financial market and business development experience to the role. As Group Treasurer and Head of Europe, she has played a critical role in the execution of BHP’s capital allocation framework, strengthened BHP’s balance sheet and led the successful capital management program to return to shareholders the US$10.4 billion of net proceeds from the sale of BHP’s US Onshore assets. Prior to BHP, Vandita held roles within ABN Amro and Royal Bank of Scotland and has lived and worked in Singapore, India and Japan.

Jonathan Price, currently Transformation Director, will assume the role of Chief Transformation Officer effective 1 March 2019 and join the Executive Leadership Team. Jonathan has held senior roles within BHP in Nickel, Marketing, Iron Ore and Finance where he has worked with governments, joint venture partners, customers, industry peers, investors and advisors. He will bring this global business experience and a track record of delivery and change management to this new role.

Laura Tyler will continue in her current role as Asset President Olympic Dam based in Adelaide reporting to Mike Henry. In addition to her direct responsibility for Olympic Dam, Laura will re-join the Executive Leadership Team from 1 March 2019 as Chief Geoscientist and bring a focus on geoscience and resource engineering risk management. She will lead technical experts to meet current and future requirements, given the importance of exploration and strategic resource management to BHP’s transformation agenda.

Arnoud Balhuizen will return to the Netherlands after 25 years with Billiton and BHP. During Arnoud’s time as Chief Commercial Officer, he led the successful integration of BHP’s Marketing and Supply groups into one global commercial team. Through his leadership and vision, BHP’s commercial function has developed strong global partnerships and created significant value.

Following the successful completion of the sale of BHP’s US Onshore assets, Steve Pastor, has decided to leave BHP. Steve’s leadership and oil and gas industry expertise, as President Operations Petroleum, has delivered a world class, strategically focused business.

Andrew Mackenzie said “These management changes are an important step as we plan for the future of BHP. The elevation of geoscience and transformation to the Executive Leadership Team demonstrates the determination we have to advance the best science, technology and people to make our operations safer and more productive.

“I thank Arnoud and Steve for their significant contribution to BHP. Their expertise, integrity and commitment will leave a strong legacy in their respective areas of the business and across the company more broadly.”

Further information on BHP can be found at bhp.com

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 28, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary